Pricing Supplement dated February 12, 2004
(To Prospectus dated January 16, 2004 and
Prospectus Supplement dated January 16, 2004)

Rule 424(b) (3)
File No.333-111504

# PACCAR FINANCIAL CORP.

Medium-Term Notes - Floating Rate

**CUSIP# 69371RWK8**

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

☒ Citigroup Global Markets Inc.
☒ Barclays Capital Inc.
☐ BNP Paribas Securities Corp.
☐ McDonald Investments Inc.
☐ Wells Fargo Brokerage Services, LLC
Other: ________________________;
acting as ☒ principal ☐ agent

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of __% of the Principal Amount.

| | | |
|---|---|---|
| Principal Amount $100,000,000: | Original Issue Date: | February 17, 2004 |
| Agent's Discount or Commission: .20% | Maturity Date: | February 17, 2006 |
| Net Proceeds to Company: $99,800,000 | Interest Payment Date(s): | Quarterly on the 17th or next business day of February, May, August, and November via modified following business day convention, commencing May 17, 2004 |

Calculation Agent:

Interest Calculation:

☒ Regular Floating Rate Note
☐ Inverse Floating Rate Note
Fixed Interest Rate:
☐ Floating Rate/Fixed Rate Note
Fixed Rate Commencement Date:
Fixed Interest Rate:
☐ Other Floating Rate Note (see attached)

Initial Interest Rate: To be determined
Initial Interest Reset Date: May 17, 2004
Interest Reset Date(s): Quarterly on the 17th or next business day of May, August, November and February via modified following business day convention.

Interest Rate Basis:

☐ CD Rate
☐ Commercial Paper Rate
☐ CMT Rate
☐ CMT Telerate Page 7051
☐ CMT Telerate Page 7052
If CMT Telerate Page 7052:
☐ Weekly Average
☐ Monthly Average

☐ Federal Funds Rate
☒ LIBOR
Designated LIBOR Page:
☐ LIBOR Reuters Page
☒ LIBOR Telerate Page 3750
LIBOR Currency: USD

☐ Prime Rate
☐ Treasury Rate
☐ Other (see attached)

Index Maturity: 3 Month LIBOR
Spread (+/-): -0.06%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:

- ☐ 30/360 for the period from to .
- ☒ Actual/360 for the period from February 17, 2004 to February 17, 2006.
- ☐ Actual/Actual for the period from to .

Redemption:

- ☒ The Notes may not be redeemed prior to the Maturity Date.
- ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
  Initial Redemption Date:
  Initial Redemption Percentage: ___ %
  Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
- ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:

- ☒ The Notes may not be repaid prior to the Maturity Date.
- ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
  Optional Repayment Date(s):

Currency:

Specified Currency: USD (If other than U.S. dollars see attached)
Minimum Denominations: __________(Applicable only if Specified Currency is other than U.S. dollars)
Exchange Rate Agent: _____________ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
Issue Price: ___%

Form: ☒ Book-Entry ☐ Certificated

Other Provisions: